Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK, INC. FILES PREPACKAGED PLANS OF REORGANIZATION

Expects to Conduct Business as Usual;
Prepackaged Plans Approved by Nortek Noteholders;
$250-Million Exit Financing Facility will be
Available Upon Consummation of Prepackaged Plans;
Parent Companies Also File as part of Prepackaged Plans

_____

PROVIDENCE, RI, October 22, 2009—**Nortek, Inc. ("Nortek")** today announced that it and its domestic subsidiaries filed voluntary petitions for reorganization under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

Nortek and its subsidiaries will continue to operate their businesses in the ordinary course throughout the chapter 11 process while they seek confirmation of their prepackaged plans of reorganization (the "Prepackaged Plans").

Nortek completed its previously announced solicitation of votes from creditors (the "Solicitation") for the Prepackaged Plans on October 16, 2009. As a result of

- m o r e -

the Solicitation, 100% of the votes cast by holders of **Nortek's** 10% Senior Secured Notes due 2013 (the "10% Notes"), 100% of the votes cast by holders of **Nortek's** 8½% Senior Subordinated Notes due 2014 (the "8½% Notes"), and 100% of the votes cast by holders of **Nortek's** 9 7/8% Series A and Series B Senior Subordinated Notes due 2011 (the "9 7/8 % Notes"), each voted to accept the Prepackaged Plans.

Nortek anticipates that cash on hand and cash from operating activities will be adequate to fund its projected needs during the chapter 11 process, including the payment of operating costs and expenses. At the time the chapter 11 petitions were filed, **Nortek**, including its subsidiaries, had in excess of $125 million cash on hand and, as previously announced, on October 9, 2009, **Nortek** received a commitment for a $250 million asset-based revolving credit facility that will be available upon emergence from bankruptcy. As a result, **Nortek** does not foresee any need for debtor-in-possession financing.

Richard L. Bready, **Nortek** Chairman and Chief Executive Officer, said, "We continue to believe that **Nortek** has fundamentally sound businesses operating in established markets that are poised for growth as economic conditions improve. The chapter 11 process will enable **Nortek** to emerge as an even stronger company with substantially less debt. Going forward, we anticipate no disruption in product availability or delivery of products and remain focused on meeting customer needs worldwide."

Nortek is requesting that the Bankruptcy Court approve motions to permit it and its subsidiaries to continue paying suppliers and vendors in full, without interruption, in the ordinary course of business. Additionally, **Nortek** has asked the court to approve motions that would permit it to continue paying employees' wages and benefits and maintain its cash management systems. **Nortek** and its subsidiaries also expect to honor all customer programs and product warranties in the ordinary course of business.

Nortek expects that the chapter 11 process will take approximately two to three months to complete, but can give no assurance that this time frame will be met. **Nortek** also stated that no management changes are anticipated and it has no plans to sell any of its subsidiaries.

In addition, **Nortek** announced that its immediate and ultimate parent holding companies, **Nortek Holdings, Inc.** ("**Nortek Holdings**") and **NTK Holdings, Inc. ("NTK Holdings")**, respectively, also filed voluntary petitions for reorganization under chapter 11 of the United States Bankruptcy Code. Although the Prepackaged Plans include **NTK Holdings** and **Nortek Holdings**, the Prepackaged Plans for **NTK Holdings** and **Nortek Holdings** may be confirmed separately from the Prepackaged Plans for **Nortek** and its subsidiaries.

Holders of **NTK Holdings'** 10¾% Senior Discount Notes due 2014 (the "10¾% Notes") accepted the Prepackaged Plans and, although holders of indebtedness under **NTK Holdings'** Senior Unsecured Credit Facility (the "NTK Credit Facility") did not accept the Prepackaged Plans, **NTK Holdings** intends to seek confirmation of the Prepackaged Plans.

On its effective date, following its confirmation by the Bankruptcy Court, the Prepackaged Plans provide for the following distributions: holders of 10% Notes will receive new **Nortek** 11% senior secured notes and 5% of the equity in the reorganized **Nortek;** holders of 8½% Notes and 9 7/8% Notes will receive 93% of the equity in the reorganized **Nortek,** and holders of 10¾% Notes and indebtedness under the NTK Credit Facility will receive 2% of the equity, and warrants to purchase additional equity, of the reorganized **Nortek**. All other creditors are unimpaired and, if not previously paid, will be paid in full in the ordinary course of business under the Prepackaged Plans. **Nortek** and **NTK Holdings** expect that the consummation of the Prepackaged Plans will result in an approximate $1.3 billion reduction of their outstanding indebtedness.

Nortek (through its subsidiaries) is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. **Nortek** offers a broad array of

products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this discussion and throughout this document, words, such as "intends", "plans", "estimates", "believes", "anticipates" and "expects" or similar expressions are intended to identify forward-looking statements. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties, over which Nortek has no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and operating results to differ include the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics and aluminum) and purchased components, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, price, product and warranty liability claims, any amendments to the Prepackaged Plans, whether or not the Prepackaged Plans are confirmed by the bankruptcy court, and whether or not Nortek and its domestic subsidiaries conclude their chapter 11 cases in the anticipated timeframe or at all. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Nortek or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Readers are also urged to carefully review and consider the various disclosures made by Nortek, herein, as well as its periodic reports on Forms 10-K, 10-Q and 8-K, filed with the Securities and Exchange Commission.

# # #